

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 15, 2008

via U.S. Mail
Alan Brown, Esq.
Secretary and General Counsel
Noranda Aluminum Holding Corporation
Noranda Aluminum Acquisition Corporation
801 Crescent Drive, Suite 600
Franklin, TN 37067

      Re: Noranda Aluminum Holding Corporation
               Noranda Aluminum Acquisition Corporation
               Amendment No. 1 to Registration Statement on Form S-4
               File No. 333-148977
               Filed April 11, 2008

Dear Mr. Brown:

      We have limited the review of your amended filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors</u>

<u>Risks related to our Business, page 29</u>

<u>"We previously have identified a material weakness…," page 35</u>

1.   As disclosed in your initial filing of the registration statement, please revise your risk factor discussion to also include reference to the material weakness identified for the fiscal year ended December 31, 2006.

2.   With a view towards disclosure, supplementally clarify whether your auditors or the company first identified the material weakness and when the weakness first began. We may have further comment.

3.   You disclose that since the identification of the material weakness, you have "increased the accounting resources in an effort to allow adequate time for detailed reviews of the reporting units' financial statements." Verbatim disclosure appeared in the risk factor disclosure included in your initial filing in which you disclosed the material weakness identified for the fiscal year ended December 31, 2006. With a view towards disclosure, supplementally inform us of the <u>specific steps </u>that the company has taken, if any, to remediate the material weaknesses identified for both the fiscal years ended December 31, 2006 and December 31, 2007 and inform us of whether the company believes that the material weaknesses still exist at the end of the period covered by the report. We may have further comment.

<u>Closing Comments</u>

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or the undersigned at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Andrew Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz
        (212) 403-1000